SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]
For the fiscal year ended December 31, 2006

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from                      to
Commission file number 1-15295
     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
TELEDYNE TECHNOLOGIES INCORPORATED 401(K) PLAN
     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
TELEDYNE TECHNOLOGIES INCORPORATED
1049 Camino Dos Rios
Thousand Oaks, California 91360-2362

F i n a n c i a l  S t a t e m e n t s
a n d  S u p p l e m e n t a l  S c h e d u l e
Teledyne Technologies Incorporated 401(k) Plan
Year Ended December 31, 2006

Teledyne Technologies Incorporated 401(k) Plan
Financial Statements
and Supplemental Schedule
Year Ended December 31, 2006

Report of Independent Registered Public Accounting Firm
Teledyne Technologies Incorporated
as Plan Administrator of the Teledyne Technologies Incorporated 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of Teledyne Technologies Incorporated 401(k) Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to audit procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Los Angeles, California
June 18, 2007

Teledyne Technologies Incorporated 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31
	2006	2005

	(In Thousands)
Assets
Cash	$55	$—
Investments, at fair value	314,628	264,742
Participant contributions receivable	3	480
Company contributions receivable	2	84
Accrued investment income	4	—

Total assets	314,692	265,306

Net assets available for benefits	$314,692	$265,306

See accompanying notes.

Teledyne Technologies Incorporated 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2006
(In Thousands)

Additions:
Contributions:
Employee	$25,344
Employer	5,039
Rollover	5,534

Total contributions	35,917

Interest and dividend income	12,204
Net appreciation in fair value of investments	21,461

Total additions	69,582

Deductions:
Distributions to participants	20,171
Administrative and other expenses	25

Total deductions	20,196

Net increase	49,386
Net assets available for benefits:
Beginning of year	265,306

End of year	$314,692

See accompanying notes.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements
December 31, 2006
1. Description of the Plan
General
The Teledyne Technologies Incorporated 401(k) Plan (the Plan) is a defined contribution plan available to eligible U.S. domestic employees of Teledyne Technologies Incorporated (Plan Sponsor) and certain subsidiaries (Teledyne or the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan was adopted and effective on April 1, 2000. In March 2005, the Plan was amended to provide for a mandatory cashout of terminated participants’ accounts under the Plan if the value of the participants’ accounts is $1,000 or less. In April 2005, the Plan was amended to memorialize the vesting provisions of the Plan. In June 2005, the Plan was amended to correct a scrivener’s error in the eligibility provisions. In March 2007, the Plan was amended to reflect the collective bargaining agreement reached between Teledyne Continental Motors, Turbine Engines, and United Automobile Aerospace and Agricultural Implement Workers of America, UAW and Local 12 as of December 21, 2006, effective as of the effective date of that collective bargaining agreement, that is, November 9, 2006. For a more complete description of the Plan’s provisions, please refer to the Plan document.
Contributions
Participants can defer between 1% and 50% (highly compensated employees between 1% and 15%), subject to Internal Revenue Code limitations, of their eligible wages and contribute them to the Plan. Employees become eligible for Company matching contributions following 90 days of service or unless expressly provided by the terms of an acquisition/sales agreement. The Company will match 50% of qualifying employee contributions up to a maximum of $1,000 annually for each participant. Employees who are not eligible to accrue a benefit under the Teledyne Technologies Incorporated Pension Plan, are not subject to the $1,000 maximum matching contribution cap, and instead will have maximum matching contributions of 50% of the first 6% of qualifying employee contributions, provided that total matching contributions do not exceed 3% of the compensation for any plan year. Employees hired after February 1, 1993, who are members of Local 12 of the United Automobile Aerospace and Agricultural Implement Workers of America and have completed their respective probation periods under the collective bargaining agreement will receive a $250 Company contribution in addition to a Company match of 50% of qualifying employee contributions up to a maximum of $250 annually for each participant.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Participant Accounts
Separate accounts are maintained by the recordkeeper for each participating employee. Asset management fees charged for the administration of all funds are charged against net assets available for benefits of the respective fund.
Vesting
Participants who are eligible to accrue a benefit under the Teledyne Technologies Incorporated Pension Plan are 100% vested in their 401(k) Plan contributions, Company matching contributions and all earnings thereon. Participants who are not eligible to accrue a benefit under the Teledyne Technologies Incorporated Pension Plan will at all times have a 100% vested interest in his or her accounts, except for the Company Match Account and all earnings thereon which follows a five-year vesting schedule.
Participant Loans
Active employees can borrow up to 50% of their vested account balances. The loan amounts are further limited to a minimum of $500 and a maximum of $50,000, and an employee can have no more than one loan outstanding at any given time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of loan. Loans may be paid in full or in part at any time. Loans are repayable over periods of up to five years (15 years for loans to purchase the participant’s primary residence). Payments are generally made through payroll deductions.
Plan Termination
In the event that the Plan is terminated, or the Plan Sponsor permanently discontinues making contributions, all amounts credited to the accounts of affected participants will be distributed to participants as defined in the Plan document under the provisions of ERISA.
Withdrawals and Distributions
The Plan allows for participants to make withdrawals from the Plan upon reaching age 59 1/2. Additionally, the value of participants’ contributions and the value of all Company matching contributions are payable to participants upon death, disability, retirement or upon termination of

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
employment with the Company. At the participant’s election, payment may be made in cash, as a single lump sum, or in installments. In addition, employees who rolled their funds over as a result of the Reynolds Industries, Incorporated acquisition and have at least 20 years of service may make a withdrawal of their pre-tax Company matching contributions and all earnings thereon.
Administrative Expenses
The Company pays administrative expenses, which include recordkeeping and trustee fees as well as expenses incurred in administering the Plan. Participants pay loan origination and servicing fees.
2. Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan have been prepared on an accrual basis.
Valuation of Investments
Mutual funds are stated at their unit values established for each fund by the fund manager, at each valuation date, which fluctuate with the value of the assets in each fund. Units of the Teledyne Technologies Incorporated Stock Fund and assets of the Fidelity Brokerage Link Account are valued principally on the basis of quoted market values. Participant loans are stated at their outstanding balance which approximates fair value. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)
2. Significant Accounting Policies (continued)
Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
3. Investments
Plan participants can invest their contributions and any Company matching contributions in any or all of the investment programs managed by the Plan’s trustee. The Plan’s investments are held by Fidelity Management Trust Company (Fidelity), the trustee. One of the investment options offered through Fidelity is the Fidelity Brokerage Link Account, which enables a participant to invest in individual common stocks, preferred stocks, mutual funds, corporate bonds, Fidelity funds, and short-term investments as stipulated in the Plan document. The Company does not guarantee any rates of return or investment results.
The following presents investments that represent 5% or more of the Plan’s net assets at December 31, 2006 and 2005 (in thousands):

	2006	2005

Fidelity Fund	$55,088	$50,526
Fidelity Growth Company Fund	26,020	23,575
Fidelity Value Fund	19,653	16,131
Fidelity Diversified International Fund	22,510	14,529
Fidelity Freedom 2020 Fund	27,845	24,214
Fidelity Retirement Money Market Portfolio	30,604	25,452
Fidelity U.S. Bond Index Fund	18,058	18,238

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)
3. Investments (continued)
During 2006, the Plan’s investments (including investments purchased, sold, and held during the period) appreciated in fair value as follows (in thousands):

Mutual funds	$18,138
Common stock	3,323

$21,461

4. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated December 23, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan is qualified and the related trust is tax exempt. The plan administrator will take all steps necessary, if any, to maintain the qualified status of the Plan.
5. Parties-in-Interest
During 2006 and 2005, the Plan invested in mutual funds managed by Fidelity. Trustee and investment fees paid by the Plan Sponsor during 2006 and 2005 were $11,671 and $10,000, respectively.
One of the investment options available to participants is the Teledyne Technologies Incorporated Stock Fund that included 358,915 and 377,183 shares of Teledyne Technologies Incorporated common stock at December 31, 2006 and 2005, respectively.
6. Differences Between Financial Statements and Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 (in thousands):

Beginning of year net assets available for benefits per the Form 5500	$265,309
Less: Other receivable	3

Beginning of year net assets available for benefits per the financial statements	$265,306

Supplemental Schedule

Teledyne Technologies Incorporated 401(k) Plan
EIN: 25-1843385   Plan Number: 002
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2006
(In Thousands, except for unit/share information)

	Description of Investment
	Including Maturity Date, Rate
Identity of Issue, Borrower,	of Interest, Collateral, Par,
Lessor or Similar Party	or Maturity Value	Current Value

Fidelity*	Fidelity Fund	$55,088
Fidelity*	Growth Company Fund	26,020
Fidelity*	Value Fund	19,653
Fidelity*	Capital Appreciation Fund	12,097
Fidelity*	Diversified International Fund	22,510
Fidelity*	Mid-Cap Stock Fund	14,488
Fidelity*	Large Cap Stock Fund	8,104
Fidelity*	Freedom Income Fund	2,095
Fidelity*	Freedom 2000 Fund	691
Fidelity*	Freedom 2010 Fund	10,836
Fidelity*	Freedom 2020 Fund	27,845
Fidelity*	Freedom 2030 Fund	14,032
Fidelity*	Freedom 2040 Fund	2,029
Fidelity*	Freedom 2005 Fund	7
Fidelity*	Freedom 2015 Fund	1,205
Fidelity*	Freedom 2025 Fund	718
Fidelity*	Freedom 2035 Fund	305
Fidelity*	Retirement Money Market Portfolio	30,604
Fidelity*	U.S. Bond Index Fund	18,058
Fidelity*	Brokerage Link	4,631
Morgan Stanley Institutional	Small Company Growth Fund	2,689
Wells Fargo Advantage	Small Cap Value Fund	12,773
Van Kampen	Growth & Income A Fund	5,615
Spartan*	U.S. Equity Index	3,281
Teledyne Technologies Incorporated*	Common stock, 358,915 shares	12,481
Participant loans*	With interest rates ranging from
	4.0% to 11% and maturity
	dates through 2021	6,773

		$314,628

*	Party-in-interest as defined by ERISA

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee that administers the Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: June 26, 2007

TELEDYNE TECHNOLOGIES INCORPORATED 401(K) PLAN Plan Administrative Committee
By:	/s/ Robyn E. McGowan
Member